FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2020

FORMULA SYSTEMS (1985) LTD.

(Translation of registrant’s name into English)

5 HaPlada Street, Or-Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒             Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐ No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant)

By:	/s/ Asaf Berenstin
Asaf Berenstin CFO
dated: May 28, 2020

1

Exhibit Index

Exhibit No.	Description
99.1	Formula Systems Reports First Quarter 2020 Financial Results

2

Exhibit 99.1

PRESS RELEASE

Formula Systems Reports First Quarter 2020 Financial Results

Operating income for the first quarter increased 22% year-over-year to a record breaking $38.8 million. Net income attributable to Formula’s Shareholders for the first quarter increased 10% year-over-year to a record breaking $11.0 million.

Or Yehuda, Israel, May 28, 2020 – Formula Systems (1985) Ltd. (NASDAQ: FORTY), a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products, today announced its results for the first quarter ended March 31, 2020.

Financial Highlights for the First Quarter Ended March 31, 2020

●

Consolidated revenues for the first quarter increased by 19.1% to a record breaking $466.3 million, with growth recorded across Formula’s entire investment portfolio. Revenues for the first quarter ended March 31, 2019 amounted to $391.4 million.

●

Consolidated operating income for the first quarter increased by 22.5% to a record breaking $38.8 million, with growth recorded across Formula’s entire investment portfolio. Consolidated operating income for the first quarter ended March 31, 2019 amounted to $31.7 million.

●

Consolidated net income attributable to Formula’s shareholders for the first quarter increased by 9.8% to a record breaking $11.0 million, or $0.71 per fully diluted share, compared to $10.0 million, or $0.58 per fully diluted share, for the first quarter ended March 31, 2019.

●

As of March 31, 2020 Formula held 49.02%, 47.84%, 45.52%, 100%, 50%, 90.09% and 80% of the outstanding ordinary shares of Matrix IT Ltd., Sapiens International Corporation N.V, Magic Software Enterprises Ltd., Michpal Micro Computers (1983) Ltd., TSG IT Advanced Systems Ltd. and Insync Staffing Solutions, Inc. and Ofek Aerial Photography Ltd., respectively.

●

Consolidated cash and cash equivalents, bank deposits and investments in marketable securities totaled approximately $448.8 million as of March 31, 2020, compared to $405.5 million as of December 31, 2019.

●

Total equity as of March 31, 2020 was $889.8 million (representing 41.7% of the total consolidated balance sheet), compared to $896.3 million (representing 42.9% of the total consolidated balance sheet) as of December 31, 2019.

Debentures Covenants

As of March 31, 2020, Formula was in compliance with all of its financial covenants under the debentures issued by Formula, based on the following achievements:

Covenant 1

●	Target equity attributable to Formula’s shareholders (excluding non-controlling interests): above $215 million.

●	Actual equity attributable to Formula’s shareholders is equal to $418.1 million.

Covenant 2

●	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for the Formula’s Series A and C Secured Debentures): below 65%.

●	Actual ratio of net financial indebtedness to net capitalization is equal to 10.8%.

Covenant 3

●	Target ratio of net financial indebtedness to EBITDA (based on the accumulated calculation for the four recent quarters): below 5.

●	Actual ratio of net financial indebtedness to EBITDA (based on the accumulated calculation for the four recent quarters) is equal to 0.47.

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said, “We are very pleased to begin 2020 with a strong quarter across our entire portfolio, especially in light of the COVID-19 global pandemic, which broke out in March 2020 and drastically affected the global economy and markets. In order to address the new market challenges, we have focused across our entire portfolio on taking all necessary steps in order to keep our employees safe and productive and control expenses to assure strong cash flow, while supporting our existing customers and closing new deals.”

“Matrix delivered record-breaking first quarter results across all its key indicators (revenues, gross profit, operating income, net income and EBITDA), overcoming the most challenging period of the last decade and maintaining its outstanding ranking by Midroog (Aa3) and STKI (IT and Technology market leader). While as of this point Matrix did not encounter any material negative impact on its global and Israeli activities, it is constantly performing risk assessments and is taking precautionary steps in order to successfully overcome the global crises.”

“Sapiens’ results for the first quarter of 2020 demonstrate its pursuit of key objectives in this challenging environment, such as focusing on its proven strategy, supporting existing customers, closing new deals, controlling expenses while maintaining productivity. Such steps, together with a strong demand for its digital products, high recurring revenue and solid balance sheet, position it for success despite the global COVID-19 crisis. Sapiens reported a 17.9% revenue growth and increased operating margins (on a non-GAAP basis) to 16.1%, with both its P&C and L&A contributing to growth in the quarter. While its business remains strong, due to macro events there could be delays in closing new deals, which could slightly impact Sapiens’ revenue. Therefore, Sapiens slightly revised its annual revenue guidance for 2020 to the range of $368 million to $377 million, as compared to its prior range of $377 million to $383 million, thereby reducing the mid-point of their revenue guidance by 2.0%”

“Magic’s first-quarter strong performance reflects its continued focus on supporting its existing customers and closing new deals in addition to taking all necessary steps facing this challenging period. In addition, as part of Magic’s continued efforts to improve its financial position and as a testimony of its confidence in its existing operations, during the first quarter Magic increased its equity interest in Roshtov Software Industries Ltd., by 20.05%, from 60% to 80.05%, and in Comblack IT Ltd., by 10.2%, from 70% to 80.2%. Similarly to Sapiens, Magic also slightly revised its annual revenue guidance for 2020 to the range of $350 million to $360 million, as compared to its prior range of $360 million to $370 million, thereby reducing the mid-point of the revenue guidance by 2.7%.

During the first quarter, Michpal promoted the execution of its long-term strategy to become a leading provider in Israel of integrated solutions in the field of payroll including pay-stubs, pension services management, education funds management, and software solutions for managing employee attendance. Last year Michpal improved its competitive position through both organic products and solution development, and acquisitions with a focus on growth. Now that the acquired companies are fully integrated, Michpal is realizing synergies, and maximizing its acquired talent.

Michpal is well positioned to help its customers to adjust to the ever-changing governmental instructions for employers, while complying with laws and regulation, especially in light of COVID-19.”

“During the first quarter, Formula completed the acquisition of 80% of the share capital of Ofek Ariel Photography Ltd., Israel’s market leader in the fields of aerial and satellite mapping, geographic data collection and processing, and provider of services in numerous geographic applications. Among Ofek’s customers are many government authorities and foreign government, which will enable Formula group to expand its customer base and its software and service offerings to the fields of satellite mapping, geographic data collection and processing. We have complete confidence in the management team of Ofek lead by Chairman, Udi Friedlander and CEO, David Peretz, who will continue to lead the company in its journey to success”.

“I am confident that the steps taken across all our portfolio companies will ensure that all companies will emerge stronger and well positioned for continued growth when the global economy recovers, allowing us to continue returning value to our shareholders.”.”

Stand-Alone Financial Measures

This press release presents, further below, certain stand-alone financial measures to reflect Formula’s stand-alone financial position in reference to its assets and liabilities as the parent company of the group. These financial measures are prepared consistent with the accounting principles applied in the consolidated financial statements of the group. Such measures include investments in subsidiaries and a jointly controlled entity measured at cost adjusted by Formula’s share in the investees’ accumulated undistributed earnings and other comprehensive income or loss.

Formula believes that these financial measures provide useful information to management and investors regarding Formula’s stand-alone financial position. Formula’s management uses these measures to compare the Company’s performance to that of prior periods for trend analyses. These measures are also used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these stand-alone financial measures provides an additional tool for investors to use in evaluating Formula’s financial position.

Management of the Company does not consider these stand-alone measures in isolation or as an alternative to financial measures determined in accordance with GAAP. Formula urges investors to review the consolidated financial statements which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business or financial position.

About Formula

Formula Systems, whose ordinary shares are traded on the Tel-Aviv Stock Exchange and ADSs are traded on the NASDAQ Global Select Market, is a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Formula’s most recent annual report and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise. In addition, there is uncertainty about the spread of the COVID19 virus and the impact it will have on the Company’s operations, the demand for Company’s products, global supply chains and economic activity in general. These and other risks and uncertainties are detailed in the Company’s Securities and Exchange Commission filings.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except per share data)

	Three months ended
	March 31,
	2020	2019
	Unaudited
Revenues	466,270	391,354
Cost of revenues	363,131	303,494

Gross profit	103,139	87,860
Research and development costs, net	12,963	10,584
Selling, marketing and general and administrative expenses	51,373	45,596
Operating income	38,803	31,680

Financial expenses, net	4,644	3,596

Income before taxes on income	34,159	28,084
Taxes on income	7,723	6,261

Income after taxes	26,436	21,823
Share of profit (loss) of companies accounted for at equity, net	129	726

Net income	26,565	22,549
Net income attributable to non-controlling interests	15,544	12,513

Net income attributable to Formula Systems’ shareholders	11,021	10,036

Earnings per share (basic)	0.72	0.68
Earnings per share (diluted)	0.71	0.58

Number of shares used in computing earnings per share (basic)	15,284,684	14,855,794
Number of shares used in computing earnings per share (diluted)	15,291,806	15,587,689

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	March 31,	December 31,
	2020	2019
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	438,410	369,042
Short-term deposits	7,026	29,886
Marketable securities	3,387	6,600
Trade receivables	479,473	485,824
Other accounts receivable and prepaid expenses	68,847	67,273
Inventories	7,623	7,156
Total current assets	1,004,766	965,781

LONG-TERM ASSETS:
Deferred taxes	37,350	35,445
Other long-term accounts receivable and prepaid expenses	22,131	21,493
Total long-term assets	59,481	56,938

INVESTMENTS IN COMPANIES ACCOUNTED FOR AT EQUITY METHOD	27,315	26,350

PROPERTY, PLANTS AND EQUIPMENT, NET	47,952	43,059

OPERATING LEASE RIGHT-OF-USE ASSETS	99,783	104,130

NET INTANGIBLE ASSETS AND GOODWILL	894,177	892,349	(*)

TOTAL ASSETS	2,133,474	2,088,607

CURRENT LIABILITIES:
Loans and credit from banks and others	173,889	125,299
Debentures	30,210	31,362
Current maturities of operating lease liabilities	30,538	35,673
Trade payables	125,071	125,163
Deferred revenues	103,700	93,512
Other accounts payable	195,917	205,106
Dividend payable	-	7,081
Liabilities in respect of business combinations	12,158	8,431
Put options of non-controlling interests	25,318	39,668
Total current liabilities	696,801	671,295

LONG-TERM LIABILITIES:
Loans and credit from banks and others	190,900	162,058
Debentures	161,975	175,411
Long term operating lease liabilities	75,898	73,686

Other long-term liabilities

	8,744	8,313
Deferred taxes	51,393	50,877	(*)
Deferred revenues	10,840	6,491
Liabilities in respect of business combinations	14,451	17,321	(*)
Put options of non-controlling interests	19,789	15,182
Employees benefit liabilities	12,898	11,639
Total long-term liabilities	546,888	520,978

EQUITY
Equity attributable to Formula Systems’ shareholders	418,094	421,640
Non-controlling interests	471,691	474,694
Total equity	889,785	896,334

TOTAL LIABILITIES AND EQUITY	2,133,474	2,088,607

(*)	Immaterial adjustment to comparative data

FORMULA SYSTEMS (1985) LTD.

STAND-ALONE STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	March 31,	December 31,
	2020	2019
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	54,282	82,725
Other accounts receivable and prepaid expenses	7,225	6,803
Total current assets	61,507	89,528

INVESTMENTS IN SUBSIDIARIES AND A JOINTLY CONTROLLED ENTITY (*)
Matrix IT Ltd.	124,494	125,809
Sapiens International Corporation N.V.	176,851	176,832
Magic Software Enterprises Ltd.	112,823	114,019
Other	80,931	72,322
Total Investments in subsidiaries and a jointly controlled entity	495,099	488,982

OTHER LONG TERM RECEIVABLES	1,539	1,539

PROPERTY, PLANTS AND EQUIPMENT, NET	2	2

TOTAL ASSETS	558,147	580,051

CURRENT LIABILITIES:
Loans from banks and others	-	13,130
Debentures	19,819	20,296
Trade payables	36	69
Other accounts payable	1,370	1,274
Dividends payable	-	7,081
Total current liabilities	21,225	41,850

LONG-TERM LIABILITIES:
Debentures	112,990	116,561
Put options of non-controlling interests	5,838	-
Total long-term liabilities	118,828	116,561

EQUITY	418,094	421,640

TOTAL LIABILITIES AND EQUITY	558,147	580,051

(*)

The investments’ carrying amounts are measured consistent with the accounting principles applied in the consolidated financial statements of the group and representing the investments’ cost adjusted by Formula’s share in the investees’ accumulated undistributed earnings and other comprehensive income or loss.